Eletrobrás

DFR
AV.PRES.VARGAS, 409, 9°and.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

CTA/DFR- 11165 /02

03003205

Rio de Janeiro, December 27th , 2002.

03 JAN -7 AM 10:10

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SUPPL

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on December 27h , 2002.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

With regards,

p/
MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

Arlindo Soares Castanheira
Deputy Head of Funding and
Investor Relations Department

dw 1/23

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

138th Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to the Extraordinary Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on January 13th, 2003, at 3:00 p.m., to discuss the following subjects:

1. Election of Members for the Administration Council of ELETROBRÁS, of which one member the President;

The minimum percentage of participation in the voting capital of the Company will be of 5% (five per cent), in order to request multiple vote.

The participation in such meeting will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until January 9th, 2003, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, December 26th, 2002.

FRANCISCO LUIZ SIBUT GOMIDE
President of the Administration Council